UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Inspire Medical Systems, Inc.
(Exact name of the registrant as specified in its charter)

Delaware	001-38468	26-1377674
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5500 Wayzata Blvd, Suite 1600 Golden Valley, Minnesota	55416
(Address of principal executive offices)	(Zip Code)

Bryan K. Phillips (844) 672-4357
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Inspire Medical Systems, Inc. (the “Company,” “we,” “us,” or “our”) is a medical technology company focused on the development and commercialization of innovative, minimally invasive solutions for patients with obstructive sleep apnea.
This Form SD of the Company is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period from January 1, 2025 to December 31, 2025. For the purposes of the Rule, “Conflict Minerals” are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, or any other material or derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (the “DRC”) or an Adjoining Country. The Rule defines Adjoining Countries as countries that share an internationally recognized border with the DRC (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola).
The sole product that we contracted to have manufactured during the reporting period is the Inspire therapy system, which is a closed-loop, minimally invasive neurostimulation technology used for the treatment of patients with moderate to severe obstructive sleep apnea (the “Covered Product”).
We rely on third-party suppliers and contract manufacturers for the raw materials and components used in our Covered Product and to manufacture and assemble our Covered Product. Outsourcing manufacturing reduces our need for capital investment and operational expenses; however, we continue to closely monitor our supply chain and employ a rigorous supplier assessment, qualification, and selection process with the goal of selecting and retaining suppliers that meet FDA requirements and other quality standards based on our internal policies and procedures. We have determined the presence of tantalum, tin, gold, and tungsten (“3TG”) in certain product components contained in our Covered Product. Therefore, we conducted a reasonable country of origin inquiry (“RCOI”) as required by the Rule to determine whether any components used by our contract manufacturers to manufacture the Covered Product originated in the DRC or an Adjoining Country or are from recycled or scrap sources.
Reasonable Country of Origin Inquiry
To determine whether any necessary 3TG in our products originated in the DRC or an Adjoining Country, we retained Assent Inc. (“Assent”), a third-party service provider, to assist us in outreach to our suppliers. We provided Assent with a list of suppliers and parts associated with our Covered Product for review. We requested that our third-party suppliers and contract manufacturers (the “Respondents”) complete a Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”) for those components supplied to us or any products manufactured for us by our contract manufacturers, to determine the country of origin of any 3TG used in the Covered Product.
During the supplier survey, suppliers were contacted through the Assent Compliance Manager, a software-as-a-service platform provided by Assent. This platform enables users to complete and track supplier communications and allows suppliers to upload completed CMRTs directly to the platform for validation, assessment, and management. We received a 50% response rate to our supplier survey. The decrease in the response rate from last year is primarily related to a significant increase in the amount of suppliers in scope during calendar 2025.

We directed Assent to use its smelter validation program to compare listed smelters/refiners identified in the supply chain of our suppliers against the list of smelters/refiners maintained by the RMI, to determine if the smelter or refiner had been audited against the Responsible Minerals Assurance Process (“RMAP”). Based on this review, Assent identified 331 legitimate smelters or refiners that may be in our supply chain, of which 63% were listed as conformant, 2% were listed as active, 11% were listed as non-conformant, and 24% were not enrolled.
Additionally, Assent reported that, based on responses from our upper-tier suppliers, these smelters/refiners reported sourcing minerals from 117 countries worldwide, including some that may have originated from the DRC or an Adjoining Country. However, because upper-tier suppliers often report at a company level rather than a product level, the smelters/refiners and countries of origin reported to us by our suppliers are likely to be more comprehensive than the list of smelters/refiners that actually processed the 3TG contained in our Covered Product. Given this, we cannot definitively determine the countries of origin of the 3TG in our Covered Product.
Conflict Minerals Disclosure
In light of the information we received from our suppliers as part of our RCOI, we are unable to definitively determine whether the 3TG used in the Covered Product may have originated in the DRC or an Adjoining Country or are from recycled or scrap sources. We will continue to engage with our suppliers to obtain current, accurate and complete information related to their supply chain.
This Form SD is publicly posted on our webpage at https://investors.inspiresleep.com/overview/default.aspx under “SEC Filings.” The content of any referenced website is not incorporated by reference into and should not be considered part of this Form SD.
Pursuant to the Public Statement issued by the SEC’s Division of Corporate Finance on April 7, 2017, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, and the Company has chosen not to file, as an exhibit to this Form SD, the Conflict Minerals Report otherwise required by Item 1.01(c).
Item 1.02 Exhibit
None.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
None.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INSPIRE MEDICAL SYSTEMS, INC.

Date:	June 1, 2026	By:	/s/ Bryan K. Phillips
Bryan K. Phillips
Sr. Vice President, General Counsel and Secretary